Via Facsimile and U.S. Mail
Mail Stop 4720

December 17, 2009

J. David Boyle II
Senior Vice President and Chief Financial Officer
AVI BioPharma, Inc.
3450 Monte Villa Parkway, Suite 101
Bothel, Washington 98021

Re: AVI BioPharma, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Schedule 14A filed April 14, 2009
     Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and
     September 30, 2009
     File Number: 001-14895

Dear Mr. Boyle:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business
Strategic Alliances, page 5

1.   We note your description of license agreements and other arrangements beginning on page 5. Please revise your disclosure to describe for each agreement:

- aggregate milestone payments payable under the agreement,
- aggregate milestone payments paid to date,
- range of royalty payments (for example, low teens, high teens, single digits), and
- term and termination provisions.

Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 27

2.   Your disclosure includes a partial definition of disclosure controls and procedures. Please revise to include the complete definition of disclosure controls and procedures contained in Exchange Act Rule 13a-15(e). Your disclosure should be revised to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please note that this comment also applies to your Forms 10-Q for the Fiscal Quarters Ended March 31, June 30, and September 30, 2009.

Schedule 14A filed April 14, 2009

Executive Compensation
Compensation Discussion and Analysis
Performance Factors in 2008, page 12

3.   We note that your disclosure identifies the corporate goals, but does not identify the individual performance goals/milestones for each of the named executive officers. Also, your disclosure does not describe the prescribed weighting assigned to each of the goals and does not describe which of the goals were met, resulting in the satisfaction of 67.5% of the corporate goals. Please provide us with draft disclosure for your Form 10-K for your fiscal year ending December 31, 2009, which identifies corporate and individual performance

goals/milestones for each of the named executive officers, as well as the prescribed weighting assigned to each of the goals. Please also confirm that in your Form 10-K for your fiscal year ending December 31, 2009 you will discuss the achievement of the goals, including an explanation of which goals were met and how you determined the percentage of goals achieved. To the extent that the goals/milestones are quantifiable, the discussion should also be quantified.

Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and September 30, 2009

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 18

4.   Please disclose any change or state, if true, there were no changes in your internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph c of Item 308 of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant